TSX: AUQ / NYSE: AUQ

May 31, 2013

Via EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Form 40-F for the Year Ended December 31, 2012 of AuRico Gold Inc. (File No. 001-31739)

Dear Ms. Jenkins:

This letter is in response to the comment letter, dated May 9, 2013 (the "Letter"), of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, (the "Commission") with respect to the Form 40-F for the year ended December 31, 2012 of AuRico Gold Inc. (the "Company"). For the convenience of the Staff, the text of the comments in the Letter has been duplicated in bold type to precede each of the Company's responses.

Form 40-F for the Year Ended December 31, 2012
Exhibit 99.1 Annual Information for the Year Ended December 31, 2012
Mining Properties, page 12

1.

Reserves are disclosed for your Young Davidson and El Chanate properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

•	Property and geologic maps
•	Description of your sampling and assaying procedures
•	Drill-hole maps showing drill intercepts
•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoff grades used for each category of your reserves and resources
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
•	A detailed description of your procedures for estimating reserves
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:

Please note that the Company is a Canadian "foreign private issuer" within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended, that is eligible to use, and files and furnishes its reports with and to the Commission under, the U.S./Canada Multijurisdictional Disclosure System (the "MJDS"), a bilateral disclosure system adopted by the Commission and Canadian securities regulators that, among other things, permits eligible Canadian companies to satisfy their U.S. continuous disclosure obligations using Canadian disclosure documents. As a MJDS filer, the Company files its annual reports on Form 40-F. Form 40-F is essentially a "wrap" around the Company's Canadian Annual Information Form (the "Canadian AIF"), Management’s Discussion and Analysis of Financial Condition and Results of Operations and audited consolidated financial statements. Form 40-F also includes the Sections 302 and 906 certifications as well as certain disclosures required by the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules thereunder.

As noted in Sections III(A) and III(F)(1) of the adopting release for the MJDS (SEC Release No. 34-29354) (the "MJDS Release"), the premise underlying the MJDS is that the disclosure documents contained in MJDS filings made with the Commission will be prepared in accordance with Canadian disclosure requirements, and the review of those documents will be undertaken by Canadian securities authorities and generally will be that customary in Canada. Thus, except in the unusual case where the Staff has reason to believe there is a problem with the filing, the Canadian disclosure documents included in MJDS filings generally will be given a "no review" status by the Commission. Indeed, Section III(I) of the MJDS Release notes that by adopting the MJDS the Commission in essence adopted as its own requirements the disclosure requirements of the Canadian forms: "The effect is the same as if the Commission had set forth each Canadian requirement within the MJDS forms….Accordingly, good faith compliance with the disclosure requirements of the home jurisdiction, as construed by Canadian regulatory authorities, will constitute compliance with the applicable U.S. federal securities disclosure requirements, even if such compliance results in the omission of information which might otherwise be required as a line item in [U.S. disclosure documents]." As a result, the MJDS provides substantial time and cost savings to eligible Canadian companies by reducing the burden of complying with duplicative, and sometimes conflicting, regulatory regimes.

Under the MJDS, the Company is permitted to prepare its mining disclosure in accordance with Canadian securities laws, including National Instrument 43-101 Standards for Disclosure for Mineral Projects (“NI 43-101”), which differ from the requirements under U.S. securities laws (including those contained in Industry Guide 7, which are referred to, or alluded to, in the Staff's Comment Nos. 1, 2, 3, 4 and 5), and Canadian securities regulators are responsible for the review of such disclosure under the MJDS. The Company confirms to the Staff the disclosure in its Canadian AIF complies with applicable Canadian requirements as construed by Canadian regulatory authorities.

Notwithstanding the foregoing, the Company has reviewed and considered the Staff's Comment Nos. 3, 4 and 5 and thanks the Staff for such comments, which it believes are helpful suggestions to clarify the Company's disclosure, and which will be considered by the Company when it prepares its Canadian AIF for fiscal 2013.

2.

Please provide supplementally the tabulations that were used to prepare and update the fiscal year-end reserve/resource estimates, reconciling them with your annual production and last year’s reserves/resources.

Response:

We direct the Staff's attention to the Company's response to Comment No. 1, above.

3.

The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please modify your filing and disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimates. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resources has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

Response:

We direct the Staff's attention to the Company's response to Comment No. 1, above.

4.	Please disclose the following information within or adjacent to your reserve tables:

•	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.
•	The cutoff grade
•	The metallurgical recovery factor for each of your mines.
•	A statement indicating whether your resource estimates are inclusive of exclusive of your reserve estimates.

Response:

We direct the Staff's attention to the Company's response to Comment No. 1, above. We note that a statement with respect to whether resource estimates are inclusive or exclusive of our reserve estimates is included in our disclosure.

5.	We note you have omitted your silver assays from your Young Davidson, Kemess, and Orion reserve/resource disclosures. Please modify your filing to include this information.

Response:

We direct the Staff's attention to the Company's response to Comment No. 1, above. We note that our estimate of silver contained within the Orion resource is included within the reserve and resource disclosures. We further note that silver values are not material to our remaining mineral properties.

Exhibit 99.3 Consolidated Audited Financial Statements as of and for the Years Ended
December 31, 2012 and 2011
Notes to the Consolidated Financial Statements
2. Basis of preparation and statement of compliance
(d) Revenue Recognition, page 7

6.

We note you policy that revenue is recognized when the risks and rewards of ownership pass to the purchaser, including when title passes to the customer. You also state that revenue from the sale of doré bars is recorded at estimated values, and is further adjusted based upon final quality assessment and quotations. Please explain to us in detail the methodology used to estimate value and the time period between determining the estimated value and the final price. Please provide clarifying disclosures to be included in your future filings.

Response:

The Company uses external refineries to further refine doré to the level of purity required for metal to be delivered to the customer. Both the Company and the external refineries perform assays to determine the estimated metal content that has been shipped for refining. Depending on the mine site and the applicable refinery, the refining process takes 7 business days or 16 calendar days. Prior to the completion of the refining process, the Company may sell doré, which is partially refined metal. In these cases, the Company sells 95% of the estimated metal content, based on either the Company’s or the external refinery’s assays. A sales contract that stipulates the ounces sold and the agreed upon price per ounce is executed, and revenue is recognized. Payment is received within 2 business days of signing the sales contract.

When the refining process is complete, the external refinery will provide the details of their final assays to the Company. If the refinery’s final assays are within a predetermined range when compared to the Company’s internal assays, the mean of the two assays is taken as the final metal content. If the assays are not within the predetermined range, a third party is engaged to determine the final metal content. This process may take an additional 15 to 30 business days.

Once the metal content is finalized, any ounces beyond the original 95% estimate are available to the Company to be sold. If the final metal content is less than the original 95% estimate, the Company directs the refiner to make up this immaterial difference through ounces available from other shipments. Any adjustment that is required directly with the customer, because it cannot be corrected through ounces available from other shipments, would also not be material, and would typically be known prior to the finalization of the Company’s financial statements, and therefore adjusted accordingly.

The Company proposes that the following disclosure be included in future filings (changes marked for Staff’s reference):

Revenue from the sale of gold, silver and doré is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership pass to the purchaser, including title risk, the selling price is measurable, and collectability is probable. The risks and rewards of ownership are considered to have been transferred when title passes to the customer. Revenue from the sale of gold, silver and doré is measured at the fair value of the consideration received or receivable, and may be subject to adjustment once final weights and assays are determined.

Commercial production, page 9

7.

We note your policy defines commercial production considering a range of factors including “demonstration of ability to produce output at a net margin that is consistent with expectations.” Please explain in greater detail how your accounting policy, which appears to rely on reaching certain levels of net margin, complies with paragraphs 20 and 21 of IAS 16. We note that IAS 16 appears to focus on the ability of the asset to function properly rather than for it to function at a level that meets management’s expectation of margin targets. Please provide clarifying disclosures to be included in your future filings.

Response:

As disclosed in the Company’s accounting policy, a range of factors may be considered when determining whether commercial production has been reached. During the development of each individual mine, the Company pre-determines which factors are the most appropriate for assessing when the mine reaches commercial production, as the factors to be considered may vary depending on the complexity of each operation.

The Company declared commercial production at its Young-Davidson mine during the fiscal year ending December 31, 2012. In making this determination, the Company considered whether the mine was capable of operating in the manner intended by management, in accordance with paragraph 20 of IAS 16, Property, Plant and Equipment. The Company considered the following specific factors when making this determination for Young-Davidson:

−

Site preparation: While some construction activities may continue at the mine site after commercial production has been reached, the construction of the necessary facilities required in order to meet initial budgeted production has been completed. In addition, hiring and training of the employees required to initially operate the site has been completed.

−	Mine output: The mine must demonstrate a daily material movement rate at or above 85% of target, on average, for any 30 day period.

−	Processing throughput: After mill commissioning, processing facilities must attain a level of throughput at or above 85% of the design capacity, on average, over any 30 day period.

The above factors are consistent with IAS 16 in that they focused on the mine’s ability to operate, or function, as intended. The Company did not consider the Young-Davidson’s ability to produce output at a net margin that is consistent with management’s expectations.

The Company proposes that the following disclosure be included in future filings (changes marked for Staff’s reference):

Commercial production is reached when an open pit or underground mine is in the condition necessary for it to be capable of operating in the manner intended by management. The Company considers a range of factors when determining whether commercial production has been reached, which may include the completion of all required major capital expenditures, the demonstration of continuous production near the level required by the design capacity of the processing facilities, and the demonstration of continuous throughput levels at or above a target percentage of the design capacity. The Company assesses the ability to sustain production and throughput over a period of approximately one to three months, depending on the complexity of the operation, prior to declaring that commercial production has been reached.

* * *

In connection with this response letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff. Please contact me directly at (647) 260-8873 with any questions concerning this Letter.

Yours very truly,

/s/ ROBERT CHAUSSE

Robert Chausse
Executive Vice President and Chief Financial Officer

cc:	Brian McAllister
Nasreen Mohammed
George Schuler
(Securities and Exchange Commission)

Trent Mell, Executive Vice President, Corporate Affairs
(AuRico Gold Inc.)

Riccardo Leofanti
Ryan Dzierniejko
(Skadden, Arps, Slate, Meagher & Flom LLP)